UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. __)
Nashua Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
631226107
(CUSIP Number)
May 6, 2009
(Date of Event Which Requires Filing of this Statement)
Cenveo, Inc. One Canterbury Green 201 Broad Street Stamford, CT 06901 Telephone: (203) 302-3700 Attn: Robert G. Burton, Jr.
with a copy to: Hughes Hubbard & Reed LLP One Battery Park Plaza New York, NY 10004 Telephone: (212) 837-6000 Attn: Kenneth A. Lefkowitz
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐ .

SCHEDULE 13D
CUSIP No. 631226107	Page 2 of 7

1	NAME OF REPORTING PERSONS Cenveo, Inc. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS 84-1250533
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,251,076
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,251,076
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D
CUSIP No. 631226107	Page 3 of 7

Item 1.  Security and Issuer

The class of equity security to which this statement relates is the common stock, par value $1.00 per share (“Nashua Common Stock”), of Nashua Corporation, a Massachusetts corporation (“Nashua”).  The name and address of the principal executive offices of the Issuer are:

Nashua Corporation
11 Trafalgar Square, Suite 201
Nashua, NH  03063

Item 2.  Identity and Background

The name of the person filing this statement is Cenveo, Inc., a Colorado corporation (“Cenveo”).

The address of the principal business and the principal office of Cenveo is One Canterbury Green, 201 Broad Street, Stamford, Connecticut 06901.  The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Cenveo is set forth on Schedule A.

Cenveo is a diversified printing company.  Its portfolio of products includes envelope, form, and label manufacturing, commercial printing and packaging and publisher offerings. It operates a global network of 76 printing and manufacturing, content management and distribution facilities.

During the past five years, neither Cenveo nor, to the best of Cenveo’s knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

Cenveo has entered into the Voting Agreement and Irrevocable Proxy (the “Voting Agreement”) described in response to Item 4.  Cenveo has not expended any funds in connection with the Voting Agreement.

Item 4.  Purpose of the Transaction

On May 7, 2009, Cenveo, Inc. (“Cenveo”) announced that it had entered into an Agreement and Plan of Merger dated as of May 6, 2009 (the “Merger Agreement”) among Cenveo, NM Acquisition Corp., a wholly-owned subsidiary of Cenveo (“Merger Sub”), and Nashua. The Merger Agreement is attached hereto as Exhibit 2.1 and made a part hereof. The Merger Agreement provides, among other things, for the merger of Merger Sub and Nashua (the “Merger”). All of the issued and outstanding shares of Nashua Common Stock (other than shares owned by Cenveo or Merger Sub) will be converted into the right to receive (x) an amount in cash equal to $0.75 per share, without interest and (y) a number of shares of Cenveo’s common stock, par value $0.01 per share (“Cenveo Common Stock”), equal to the “exchange ratio” (as defined below).  The Merger is subject to certain conditions, including approval of the Merger Agreement by the shareholders of Nashua.  The “exchange ratio” means $6.13 per share divided by the

SCHEDULE 13D
CUSIP No. 631226107	Page 4 of 7

“parent stock measurement price” (as defined in the Merger Agreement), provided, that in the event the parent stock measurement price is less than or equal to $3.750, the exchange ratio equals 1.635 and in the event the parent stock measurement price is equal to or more than $5.250, the exchange ratio is equal to 1.168.

Upon consummation of the Merger, Cenveo will beneficially own all of the outstanding shares of common stock of the entity, either Nashua or Merger Sub, that survives the Merger.

In connection with the Merger, Thomas G. Brooker, the President and Chief Executive Officer of Nashua, John Patenaude, the Vice President-Finance, Chief Financial Officer and Treasurer of Nashua, Todd McKeown, the Vice President of Sales and Marketing of Nashua, Andrew B. Albert, a director of Nashua, L. Scott Barnard, a director of Nashua, Avrum Gray, a director of Nashua, Michael T. Leatherman, a director of Nashua, Mark Schwarz, a director of Nashua, and Newcastle Partners, L.P. (each, a “Shareholder”), entered into a Voting Agreement with Cenveo dated as of May 6, 2009.  The Voting Agreement is attached hereto as Exhibit 99.1 and made a part hereof.

Pursuant to the Voting Agreement, during the period beginning on May 6, 2009 and ending on the earlier of (i) the effective time of the Merger (as defined in the Merger Agreement) and (ii) the termination of the Merger Agreement, each Shareholder has agreed, among other things, to vote his or its shares of Nashua Common Stock in favor of approval of the Merger Agreement.

During the term of the Voting Agreement, each Shareholder has also agreed that he or it will not, subject to certain exceptions, (i) solicit, initiate or knowingly take any action designed to facilitate the submission of any Acquisition Proposal (as defined in the Merger Agreement), (ii) participate in negotiations or discussions with, or furnish or disclose any information to, any Person (as defined in the Merger Agreement) other than Cenveo or any of its Representatives (as defined in the Merger Agreement) in connection with an Acquisition Proposal or (iii) publicly announce that he or it is considering approving or recommending any Acquisition Proposal; provided, however, that, prior to 11:59 p.m. New York City time on June 4, 2009, a Shareholder that is an entity may, at the request of the Board of Directors of Nashua, take any action that Nashua is permitted to take pursuant to Section 5.6(a) of the Merger Agreement if and for so long as the Acquisition Proposal Obligations (as defined in the Merger Agreement) are satisfied.  Each Shareholder further agreed that he or it will not nor cause, suffer or permit any of his or its Affiliates to enter into any short sales, or certain similar transactions of Cenveo Common Stock (as set forth in the Voting Agreement).

Item 5.  Interest in Securities of the Issuer

(a)           Cenveo, pursuant to the Voting Agreement, has acquired the right to vote in favor of approval of the Merger Agreement (as described in Item 4), and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, may be deemed to beneficially own 1,251,076 shares of Nashua Common Stock (including 78,716 shares as to which Avrum Gray disclaims beneficial ownership), representing approximately 22.3% of the outstanding shares of Nashua Common Stock.  Cenveo disclaims beneficial ownership of all of the foregoing shares.

The Shareholders also own options to purchase and restricted share units convertible into an aggregate of 135,875 shares Nashua Common Stock.  Cenveo disclaims beneficial ownership of all of the foregoing shares.

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All percentages in this Schedule 13D are based on 5,599,642 shares of Nashua Common Stock outstanding, as reported in Nashua’s annual report on Form 10-K for the year ended December 31, 2008 (as filed with the SEC on March 31, 2009).

(b)           Cenveo has shared power to vote 1,251,076 shares of Nashua Common Stock pursuant to the Voting Agreement described in Item 4.

(c)           Inapplicable.

(d)           Inapplicable.

(e)           Inapplicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See response to Item 4.

A copy of the Merger Agreement is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

Except for the agreements described above, to the best knowledge of Cenveo, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of Nashua, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.  Material to be Filed as Exhibits

Exhibit 2.1
Agreement and Plan of Merger dated as of May 6, 2009 among Cenveo, Inc., NM Acquisition Corp. and Nashua Corporation (filed as Exhibit 2.1 to the Current Report on Form 8-K dated (date of earliest event reported) May 6, 2009, as filed with the SEC on May 7, 2009, and incorporated by reference herein).

Exhibit 99.1
Voting Agreement dated as of May 6, 2009 among Cenveo, Inc., Thomas G. Brooker, John Patenaude, Todd McKeown, Andrew B. Albert, L. Scott Barnard, Avrum Gray, Michael T. Leatherman, Mark Schwarz, and Newcastle Partners, L.P. (filed as Exhibit 99.1 to the Current Report on Form 8-K dated (date of earliest event reported) May 6, 2009, as filed with the SEC on May 7, 2009, and incorporated by reference herein).

SCHEDULE 13D
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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 13, 2009

CENVEO, INC.

By:	/s/ Mark S. Hiltwein
Name: Mark S. Hiltwein
Its: Chief Financial Officer

SCHEDULE 13D
CUSIP No. 631226107	Page 7 of 7

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF CENVEO, INC.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Cenveo, Inc. (“Cenveo”) are set forth below. If no business address is given, the director’s or officer’s business address is Cenveo’s. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Cenveo. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Directors
Name	Present Principal Occupation Including Name and Address of Employer
Robert G. Burton, Sr.	Chairman and Chief Executive Officer
Gerald S. Armstrong	Executive Vice President EarthWater Global, LLC 73 Spring Street, Suite 302 New York, NY 10012
Leonard C. Green	President, The Green Group 900 Route 9 Woodbridge, NJ 07733
Mark J. Griffin	Headmaster, Eagle Hill School 45 Glenville Road Greenwich, CT 06831
Robert Obernier	Chairman and Chief Executive Officer, Horizon Paper Co., Inc. 1010 Washington Blvd. Stamford, CT 06901

Executive Officers Who Are Not Directors
Name	Present Principal Occupation Including Name and Address of Employer
Mark S. Hiltwein	Chief Financial Officer
Dean E. Cherry	Group President, Envelope, Commercial Print & Packaging Group
Timothy Davis	Senior Vice President, General Counsel & Secretary
Harry Vinson	President – Cadmus Publisher Services Group